HOUSEHOLD

Dave Schoenholz

Vice Chairman – Chief Financial Officer

HOUSEHOLD

MORTGAGE SERVICES

MORTGAGE SERVICES

Overview

- Secondary-market purchases of nonconforming residential mortgage loans from correspondents
- $7.7 billion acquired in 2001, with net gain of $3.4 billion
- Decision One mortgage banking subsidiary (purchased in 1999) originated $3.0 billion in 2001
- $18.3 billion total loans outstanding as of December 31, 2001
- Primarily A and A- borrowers
- Primarily first mortgages; combined original LTV is 88%
- ROE over 20%

HOUSEHOLD

MORTGAGE SERVICES

Competitive Landscape

- Industry consolidation has resulted in fewer, better capitalized, more rational competitors

- Major competitors include Citifinancial Mortgage, RFC/GMAC, Countrywide and Wall Street firms

- Banks withdrawing from nonconforming market under regulatory pressure

- GSEs increasing market share

HOUSEHOLD

MORTGAGE SERVICES

Business Model

- Channel for real estate secured growth – complementary to branches

- Imperfect market creating opportunities

- Centralized operations with sophisticated front-end controls, underwriting and valuation

- Focus on relationship management and value-added services rather than price

- Enhances credit quality/product mix of Household portfolio

HOUSEHOLD

MORTGAGE SERVICES

Business Model (cont.)

- Disciplined loan valuation and underwriting

  - 100% of loans are underwritten to Mortgage Services guidelines

  - Borrower's ability to pay is primary consideration

  - Valuation based on proprietary pricing/credit models

  - No delinquent loans purchased

- In 2001, purchased 75% of loans presented to us

- 90% of all first liens and 69% of all second liens purchased in 2001 had a prepayment penalty

HOUSEHOLD

MORTGAGE SERVICES

2001 Financial Performance

Managed Basis	vs.	2000
Receivables	Increased	25%
Net Income	Increased	34%
Return on Assets	Increased	9 bp
Loss (Charge-off and REO) Ratio	Increased	28 bp
Efficiency Ratio	Improved	154 bp

HOUSEHOLD

MORTGAGE SERVICES

2001 Initiatives

- Hired two senior-level servicing and default management executives
- Increased collection staff by 40%
- Focused loan acquisition strategy on higher FICO scores
- Expanded forward commitments with selected correspondents
- Opened two new Decision One branches; expanding on west coast
- Enhanced retention program with improved segmentation of payoff leads and "retention score"

HOUSEHOLD

MORTGAGE SERVICES

2002 Objectives

- Grow net income 20%
- Grow portfolio 14%
- Maintain strong credit quality
- Manage attrition and improve retention
- Improve cross-sell borrower relationships
- Demonstrate market-based liquidity of real estate secured portfolio
    - Conduit
    - Securitization
    - Loan sale

HOUSEHOLD

HOUSEHOLD

UNITED KINGDOM

UNITED KINGDOM

Business Overview

- One of the U.K.'s largest consumer finance companies
- £4 billion in managed receivables
- 3 million customers
- 2nd largest U.K. provider of broker-introduced second mortgages
- 2nd largest provider of point-of-sale retail finance
- 218 branches located in the U.K. and Ireland
- Major issuer of credit cards in the U.K.

HOUSEHOLD

UNITED KINGDOM

Managed Receivables



At December 31, 2001

UNITED KINGDOM

Customer Profile



Credit Protection Insurance
Credit Cards
Secured Lending
Beneficial Branch Network
HFC Branch Network
Direct Lending
Point-of-sale Retail Finance
Higher APR
Lower Quality
Credit Quality
Lower APR
Higher Quality

UNITED KINGDOM

Operating Environment

- Economic conditions were relatively benign in 2001 - low unemployment, inflation and interest rates
- Margin pressure in mass markets; less pressure in ours
- 2002 interest rates will remain low, but may rise towards end of year
- Economic forecasts in 2002 remain optimistic for consumer demand
- Increasing regulatory focus
- Bankruptcy laws in U.K. are favorable to U.S.

HOUSEHOLD

UNITED KINGDOM

2001 Financial Performance

Managed Basis	2001	2000
Net Income (millions)	£125.1 *	£139.0 *
Receivables (millions)	£3,981 **	£4,438
Return on Assets	2.32%	2.83%
Unsecured Delinquency Ratio	4.58%	4.12%
Charge-off Ratio	2.53%	2.59%
Efficiency Ratio	43%	37%

*   *In 2001, net income includes Centrica settlement and net writeoffs. 2000 net income includes HSBC settlement.*

**   *Reflects sale of £702 million of Goldfish Card receivables*

HOUSEHOLD

UNITED KINGDOM

2001 Initiatives

- Extended Beneficial Finance brand and offices
- Continued growth in Central Sales
- Resolved Centrica partnership
- Expanded secured product
- Converted credit card system
- Maintained excellent credit quality
- European expansion

HOUSEHOLD

UNITED KINGDOM

Objectives for 2002

- Grow receivables
  - Expand Beneficial and HFC branches
  - Grow secured products
  - Expand credit card business
  - Innovate in retail finance
  - Expand direct marketing
- Maintain stable credit quality
- Establish and consolidate initial Central European start-up operations

HOUSEHOLD